UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Multi Ways Holdings Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G6362F108
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G6362F108

1	Names of Reporting Persons
MWE Investments Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
20,584,800 Ordinary Shares (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
20,584,800 Ordinary Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
20,584,800 Ordinary Shares (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
66.75%
12	Type of Reporting Person (See Instructions)
CO

(1)	MWE Investments Limited holds 20,584,800 Ordinary Shares of Multi Ways Holdings Limited, a company formed under the laws of the British Virgin Islands. Mr. Lim Eng Hock owns 97% equity interest in MWE Investments Limited and Ms. Lee Noi Geck, the spouse of Mr. Lim Eng Hock, owns 3% equity interest in MWE Investments Limited.
(2)	Based on 30,840,000 Ordinary Shares of Multi Ways Holdings Limited outstanding as of December 31, 2023.

SCHEDULE 13G

CUSIP No.	G6362F108

1	Names of Reporting Persons
Lim Eng Hock
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
20,584,800 Ordinary Shares (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
20,584,800 Ordinary Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
20,584,800 Ordinary Shares (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
66.75%
12	Type of Reporting Person (See Instructions)
IN

(1)	MWE Investments Limited holds 20,584,800 Ordinary Shares of Multi Ways Holdings Limited, a company formed under the laws of the British Virgin Islands. Mr. Lim Eng Hock owns 97% equity interest in MWE Investments Limited and Ms. Lee Noi Geck, the spouse of Mr. Lim Eng Hock, owns 3% equity interest in MWE Investments Limited.
(2)	Based on 30,840,000 Ordinary Shares of Multi Ways Holdings Limited outstanding as of December 31, 2023.

SCHEDULE 13G

CUSIP No.	G6362F108

1	Names of Reporting Persons
Lee Noi Geck
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
20,584,800 Ordinary Shares (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
20,584,800 Ordinary Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
20,584,800 Ordinary Shares (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
66.75%
12	Type of Reporting Person (See Instructions)
IN

(1)	MWE Investments Limited holds 20,584,800 Ordinary Shares of Multi Ways Holdings Limited, a company formed under the laws of the British Virgin Islands. Mr. Lim Eng Hock owns 97% equity interest in MWE Investments Limited and Ms. Lee Noi Geck, the spouse of Mr. Lim Eng Hock, owns 3% equity interest in MWE Investments Limited.
(2)	Based on 30,840,000 Ordinary Shares of Multi Ways Holdings Limited outstanding as of December 31, 2023.

Item 1.

(a)	Name of Issuer: Multi Ways Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices: c/o Multi Ways Holdings Limited 3E Gul Circle Singapore 629633

Item 2.

(a)	Name of Person Filing: MWE Investments Limited Lim Eng Hock Lee Noi Geck

(b)	Address of Principal Business Office or, if None, Residence: c/o Multi Ways Holdings Limited 3E Gul Circle Singapore 629633

(c)	Citizenship: MWE Investments Limited: British Virgin Islands Lim Eng Hock: Singapore Lee Noi Geck: Singapore

(d)	Title and Class of Securities: Ordinary Shares, par value $0.00025 per share

(e)	CUSIP No.: G6362F108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.	Ownership

The percentages of ownership set forth below are based on 30,840,000 Ordinary Shares of Multi Ways Holdings Limited outstanding as of December 31, 2023.

		Name	Ordinary Shares
(a)	Amount Beneficially Owned	MWE Investments Limited (1)	20,584,800
		Lim Eng Hock (1)	20,584,800
		Lee Noi Geck (1)	20,584,800
(b)	Percentage of class	MWE Investments Limited	66.75%
		Lim Eng Hock	66.75%
		Lee Noi Geck	66.75
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:
		MWE Investments Limited	0
		Lim Eng Hock	0
		Lee Noi Geck	0
	(ii) Shared power to vote or to direct the vote:
		MWE Investments Limited	20,584,800
		Lim Eng Hock	20,584,800
		Lee Noi Geck	20,584,800
	(iii) Sole power to dispose or to direct the disposition of:
		MWE Investments Limited	0
		Lim Eng Hock	0
		Lee Noi Geck	0
	(iv) Shared power to dispose or to direct the disposition of:
		MWE Investments Limited	20,584,800
		Lim Eng Hock	20,584,800
		Lee Noi Geck	20,584,800

(1)	MWE Investments Limited holds 20,584,800 Ordinary Shares of Multi Ways Holdings Limited, a company formed under the laws of the British Virgin Islands. Mr. Lim Eng Hock owns 97% equity interest in MWE Investments Limited and Ms. Lee Noi Geck, the spouse of Mr. Lim Eng Hock, owns 3% equity interest in MWE Investments Limited.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

MULTI WAYS HOLDINGS LIMITED

/s/ Lim Eng Hock
Lim Eng Hock
Director

LIM ENG HOCK

/s/ Lim Eng Hock
Lim Eng Hock

LEE NOI GECK

/s/ Lee Noi Geck
Lee Noi Geck

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